June 14, 2012

George Zornada
617.261.3231
Fax:  617.261.3175
george.zornada@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Howie Hallock

RE:	ASGI Mesirow Insight Fund, LLC
File No.: 811-22221

Dear Mr. Hallock:

We have received the Staff’s comments on the amended registration statement filed on Form POS AMI on March 30, 2012 (the “Registration Statement”) for ASGI Mesirow Insight Fund, LLC (the “Fund”).  The Staff’s comments were received telephonically (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

We believe that the responses included in this letter are fully responsive to the Staff’s comments, and resolves any matters raised.  We have, for the convenience of the Staff, repeated below the comment followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

PRIVATE PLACEMENT MEMORANDUM

1.	On the first page following the cover page of the Fund’s Private Placement Memorandum, the Fund states the following:

Short-term prospective members, prospective members with immediate liquidity needs and prospective members who cannot bear the loss of some or all of their investment or the risks associated with the limited liquidity of an investment in the Fund should not invest in the Fund.

Please delete the word “immediately” or explain here the Fund’s expectation to provide liquidity through periodic tender offers.

Response:   The Fund believes the term “immediately” is appropriate in this context since the Fund has historically made, and intends to continue to make, periodic tender offers to Members.  The Fund will insert a cross-reference immediately following the sentence stated above directing the reader to the section entitled “Repurchases and Transfers of Shares” for more detailed information on periodic tender offers through which the Fund provides Members with liquidity.

2.
In the second paragraph on page 5, the Fund states that exposure to Investment Funds may be sought through investments in structured notes, over-the-counter derivatives or other instruments with institutional counterparties where the underlying performance is based on the performance of Investment Funds.  Please state whether such investments are expected to be a significant source of the Fund’s exposure to Investment Funds.  If not, please note that the use of such instruments is not expected to be significant.

Response: The requested change will be made.  The Fund primarily accesses Investment Funds directly.  However, in certain circumstances, the Fund may access Investment Managers’ strategies through other alternate means, including through investments in structured notes, over-the-counter derivatives, or other instruments with institutional counterparties where the underlying performance is based on the performance of Investment Funds (collectively, “Synthetic Instruments”).  The Subadviser does not intend to use any of those alternate means as the primary method for implementing the Fund’s investment program.  Therefore, the Subadviser does not expect that the Fund’s use of Synthetic Instruments will be significant.

3.
In the second to last paragraph of the “Tender Offers and Other Repurchases of Shares by the Fund” section in the Fund’s summary on page 14, please note that mandatory repurchases of Shares by the Fund are subject to applicable law.  The same comment applies to the “Mandatory Repurchase” risk factor on page 18.

Response: The requested changes have been made.

4.	Please confirm supplementally that the Fund anticipates providing investors with tax information in a timely manner.

Response: The Fund confirms that it intends to provide Members with tax information as is required by law to assist the Members in preparing their tax returns in a timely manner.

5.
In the Fee Table, the Fund reflects a recoupment of expenses from Class A Shares by the Adviser for expenses that the Adviser (or its affiliated predecessor) reimbursed to the Fund under a prior expense limitation agreement.  Prior to the Reorganization, the expense caps were inclusive of the investor servicing fee of 0.75% (referred to in the current Registration Statement as the Investor

Distribution and Servicing Fee).  Accordingly, consistent with Staff guidance, the Adviser is only permitted to recoup expenses reimbursed under the prior expense limitation agreements to the extent that the Class A Share expenses are below 2.65%, including the Investor Distribution and Servicing Fee.  The sum of the Management Fee, Investor Distribution and Servicing Fee and Other Expenses, each as set forth in the Fee Table, is 2.71%, which does not entitle the Adviser to recoupment under the prior agreements.

Response:   It is the Fund’s intention to comply with all applicable Staff guidance.  With that in mind, the Fund will only recoup expenses  waived under the prior expense limitation agreement to the extent that the Fund’s Class A Share expenses are below 2.65% (inclusive of the Investor Distribution and Servicing Fee) and provided further that any recoupment does not result in Class A Share expenses exceeding 2.65%.  As set forth in the fee table, the Management Fee, Other Expenses and Investor Distribution and Servicing Fee total 2.71%.  Accordingly, we agree that the recoupment of expenses, as reflected in the Fee Table, is not consistent with Staff guidance.  The recoupment was an oversight and the amounts have been reversed.  The Fee Table has been revised to show no recoupment.

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Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3231 or you may reach Douglas Y. Charton at (617) 951-9192.

Very truly yours,

/s/ George J. Zornada
George J. Zornada

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